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April 25, 2024

Mr. Patrick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Ms. Lilyanna Peyser
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549	Confidential

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)

Supplemental Response to the Comments in the Staff’s Letter Dated April 11, 2024

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Ms. Peyser:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s supplemental response to the comments contained in the Staff’s letter dated April 11, 2024, as discussed in a telephone conversation between our firm and Mr. Decker on April 24, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s supplemental response to the Company’s response set forth in the letter submitted to the Commission on April 18, 2024.

Consolidated Financial Statements

Note 31. Share Capital of the Company / Combined Capital of Subsidiaries, page F-51

1.	Please provide a reconciliation of the number of shares outstanding at the beginning and at the end of each period presented. Refer to paragraph 79 of IAS 1. Also, revise your disclosures to reconcile the statement on page F-52 that shares held under the share award scheme were presented as treasury shares (i.e., issued, but not outstanding) and your statement on page 8 that the 61,933,000 ordinary shares issued to the ESOP Platforms are included in ordinary shares issued and outstanding as of the date of this prospectus. Also, tell us and disclose the current status of the shares held under the share award scheme, including whether they have been allocated to participants, and if so, disclose the allocation date(s) and terms, along with the share-based compensation amount to be recorded and the period(s) over which it will be recorded.

U.S. Securities and Exchange Commission April 25, 2024 Page 2	Confidential

Initial response dated April 18, 2024

In response to the Staff’s comment, the Company has revised the disclosure on pages F-51 and F-52 of the Amendment No.4 to Draft Registration Statement. Shares held under Share Award Scheme are considered legally issued and outstanding under the Cayman Islands law and are therefore reflected in the roll forward of outstanding ordinary shares. However, as these shares are accounted for as treasury shares under International Financial Reporting Standards, these treasury shares are excluded from the weighted average number of ordinary shares for the purpose of calculation of (loss) earnings per share. Please refer to pages 129 and 130 on the status of the shares held under the share award scheme.

Supplemental response dated April 25, 2024

In connection with the Company’s spin off from Haidilao International Holding Ltd. (“HDL Group”) and the concurrent listing on The Stock Exchange of Hong Kong Limited of the Company’s ordinary shares in December 2022, awards were granted to certain employees of the company to incentivize them. A written award letter was issued to each such employee as a record token of the Company’s appreciation for such employee’s services and contributions to the Company. The award letter contains the number of underlying ordinary shares of the Company that the grantee is entitled to receive if in the future the specific vesting conditions are determined by the Company and subsequently met by the grantee. The award letter does not contain vesting conditions, including service conditions, market conditions or performance conditions. The Company confirms that the board of directors of the Company has the right to determine the vesting conditions pursuant to the terms of the share award scheme of the Company.

Prior to issuing the award letter, the Company had communicated to each such employee at internal meetings the reasons why the Company did not include vesting conditions in the award letter. On the one hand, as the Company had just been spun off from HDL Group and become an independent public company, the Company believed that the Company needed time to devise vesting conditions that suit the best interest of the Company and that align the common interest of the Company and its employees. On the other hand, the Company did want to formalize the Company’s appreciation to certain employees for their services and contributions to the Company and therefore a written award letter without vesting conditions determined was issued to them to give them a reasonable expectation that they will be entitled to the award shares in the event that the specific vesting conditions are determined by the Company in the future and subsequently met by them.

*       *      *

U.S. Securities and Exchange Commission April 25, 2024 Page 3	Confidential

If you have any questions on this letter, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.
Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.
Ming Kong, Esq., Partner, Kirkland & Ellis International LLP
Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP
Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP
Kong Lai San, Partner, Deloitte & Touche LLP
Raymond Li, Esq., Partner, Paul Hastings, LLP
Chris DeCresce, Esq., Partner, Paul Hastings, LLP